AB

SO 3/5/03

03012556

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SECURITIES A ____ ___ISSION
Wasnington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/11/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B&T SECURITIES, INC.
(File as confidential information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 GLADES ROAD, SUITE 308
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 2 6 2003 WASH, D.C. 165 SECTION

PROCESSED MAR 2 8 2003 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND J. CHODKOWSKI (561) 750-8233
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-27

OATH OR AFFIRMATION

I, Todd M. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B&T Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Secretary
Title

Notary Public

Grant W Kehres
My Commission CC840630
Expires May 26, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

B&T SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE PERIOD JANUARY 11, 2002 (inception) THROUGH DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT

B&T SECURITIES, INC.

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

NOTES TO FINANCIAL STATEMENTS 6-9

SUPPLEMENTARY INFORMATION

Computation of Net Capital 10

Schedule of Statement Pursuant to Rule 17a-5(d)(4) 11

Schedule of Exemptive Provisions under Rule 15c3-3 12

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) 13-15

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
B&T Securities, Inc.

We have audited the accompanying statement of financial condition of B&T Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the period January 11, 2002 (inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B&T Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period January 11, 2002 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO & COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 22, 2003

B&T SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 27,506
Cash on deposit with clearing organization	100,730
Accounts receivable	99,592
Prepaid expenses	10,014
TOTAL CURRENT ASSETS	237,842
PROPERTY AND EQUIPMENT, net	55,762
OTHER ASSETS	6,582
TOTAL	$ 300,186

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 47,985
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding	10
Additional paid in capital	236,740
Retained earnings	15,451
TOTAL STOCKHOLDERS' EQUITY	252,201
TOTAL	$ 300,186

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
STATEMENT OF INCOME
FOR THE PERIOD JANUARY 11, 2002 (inception) THROUGH DECEMBER 31, 2002

REVENUES	$ 708,747
EXPENSES:	
Compensation, commissions, and benefits	213,232
Clearing costs and other transaction costs	153,382
Professional services	24,076
Advertising and marketing	18,929
General and administrative	18,755
Occupancy expense	16,069
Telephone	11,338
Quotations and research	10,078
Licenses and registration	8,995
Travel and entertainment	6,831
Depreciation	4,675
Dues and publications	4,305
Postage and printing	2,631
TOTAL EXPENSES	493,296
NET INCOME	$ 215,451

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD JANUARY 11, 2002 (inception) THROUGH DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, January 11, 2002	$ -	$ -	$ -	$ -
Issuance of common stock for cash	10	236,740	0	236,750
Cash distributed to shareholders			(200,000)	(200,000)
Net income for the period January 11, 2002 (inception) through December 31, 2002	-	-	215,451	215,451
BALANCES, December 31, 2002	$ 10	$ 236,740	$ 15,451	$ 252,201

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 11, 2002 (inception) THROUGH DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 215,451
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,675
Balances of certain assets and liabilities:	
Accounts receivable	(99,592)
Prepaid expenses	(10,014)
Other assets	(6,582)
Accounts payable and accrued expenses	47,985
NET CASH PROVIDED BY OPERATING ACTIVITIES	151,923
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(60,437)
Cash on deposit with clearing organizations	(100,730)
NET CASH USED IN INVESTING ACTIVITIES	(161,167)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of common stock for cash	236,750
Cash distributions to stockholders	(200,000)
NET CASH USED IN FINANCING ACTIVITIES	36,750
CASH AND CASH EQUIVALENTS, end of the year	$ 27,506
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ -

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 11, 2002 (inception) THROUGH DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

B&T Securities, Inc. (the "Company") was incorporated in the State of Florida on January 11, 2002 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD").

The Company manages its customer accounts through a third-party clearing agreement with TradeStation Securities, Inc. ("TradeStation") and Bear Stearns Securities Corp., ("Bear Stearns"), on a fully disclosed basis. The Company will execute its trades through TradeStation who in turn executes the trades through Bear Stearns. Bear Stearns handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the period January 11, 2002 through December 31, 2002, there were no write-downs in value.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

Advertising Costs

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $18,929 for the period January 11, 2002 through December 31, 2002.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

In accordance with SFAS No. 130, "Reporting Comprehensive Income", the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of* and APB No. 30, *Reporting the Results of Operations - Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $175,302, which was $169,304 in excess of its required net capital of $5,998. The Company had a ratio of aggregate indebtedness to net capital of .27 to 1, based on aggregate indebtedness of $47,985 as of December 31, 2002.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2002:

Furniture	$ 23,660
Equipment	34,327
Leasehold improvements	2,450
Total cost	60,437
Less: Accumulated depreciation	4,675
Property and equipment, net	$ 55,762

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company currently leases office space under a lease agreement that expires on June 30, 2005. The Company has the option to extend the lease for an additional three years. The lease is accounted for as an operating lease. The Company sub-leases a portion of this space to an unrelated third party for $900 per month. Future minimum lease payments, net of the sublease income, are $27,983, $28,848, and $14,613 for the years ended December 31, 2003, 2004, and 2005, respectively.

The Company currently leases various office equipment under a non-cancelable operating lease through June 30, 2004. The Company has the option to extend the lease for an additional two years. Future minimum lease payments are $15,000 and $7,500 for the years ended December 31, 2003 and 2004, respectively.

NOTE 5. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

NOTE 5. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

B&T SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY		$ 252,201
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Excess cash on deposit with clearing organization	$ 730	
Accounts receivable	3,811	
Prepaid expenses	10,014	
Property and equipment, net	55,762	
Other assets	6,582	76,899
Net capital before haircuts on securities positions		175,302
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Common stock		-
NET CAPITAL		$ 175,302
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 47,985
Less: Adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS		$ 47,985
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,998
Net capital		175,302
EXCESS NET CAPITAL		$ 169,304
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.27 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 75,303
Net audit adjustments		-
Decrease in non-allowable assets		99,999
NET CAPITAL PER ABOVE		$ 175,302

B&T SECURITIES, INC.
SCHEDULE OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2002.

B&T SECURITIES, INC.
SCHEDULE OF EXEMPTIVE PROVISIONS UNDER RULE 15c3-3
DECEMBER 31, 2002

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

FOR THE PERIOD JANUARY 11, 2002 (inception) THROUGH DECEMBER 31, 2002

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
B&T Securities, Inc.

In planning and performing our audit of the financial statements of B&T Securities, Inc. (the "Company") for the period January 11, 2002 (inception) through December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ahearn, Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 22, 2003